SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 6, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:  Nokia stock exchange release dated March 6, 2018:

Nokia appoints Sanjay Goel as President of Global Services and member of the Nokia Group Leadership Team

Nokia appoints Sanjay Goel as President of Global Services and member of the Nokia Group Leadership Team

Nokia Corporation
Stock Exchange Release
March 6, 2018 at 09:30 (CET +1)

Nokia appoints Sanjay Goel as President of Global Services and member of the Nokia Group Leadership Team

Espoo, Finland - Nokia today announced the appointment of Sanjay Goel as President of Global Services and member of the Group Leadership Team (GLT) from April 1, 2018. Goel will report to Nokia President and Chief Executive Officer, Rajeev Suri. Igor Leprince, who previously held the Global Services position, will support Goel during a transition period and then leave Nokia to pursue opportunities outside the company.

“I want to thank Igor for his contributions to Nokia. I warmly welcome Sanjay to the GLT, and look forward to working together to further strengthen Global Services,” said Rajeev Suri.

Goel was most recently head of Global Services Sales. He brings with him the experience of senior leadership roles in Services over the last ten years at Nokia. He has a Bachelor’s Degree in Engineering with a specialization in Electronics and Communications from the Manipal Institute of Technology in India.

As a result of this change, Nokia’s Group Leadership Team will, effective as of April 1, 2018, consist of the following members: Rajeev Suri, Basil Alwan, Hans-Juergen Bill, Kathrin Buvac, Ashish Chowdhary, Joerg Erlemeier, Barry French, Sanjay Goel, Bhaskar Gorti, Federico Guillén, Gregory Lee, Kristian Pullola, Marc Rouanne, Maria Varsellona and Marcus Weldon.

A photo of Sanjay Goel can be downloaded at: https://www.nokia.com/en_int/news/media-library/nokia-group-leadership-team

Additional background on all current members of the GLT can be found at http://www.nokia.com/en_int/investors/corporate-governance/group-leadership-team

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Inquiries:

Nokia

Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Minna Aila, Vice President, Corporate Affairs

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to changes in organizational and operational structure; B) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and C) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) general economic and market conditions and other developments in the economies where we operate; 3) our ability to achieve targeted benefits from changes in organization or management; as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal